UNIGENE LABORATORIES, INC.
81 FULTON STREET
BOONTON, NEW JERSEY 07005

April 20, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Karen Ubell and Brian Pitko

Re:	Unigene Laboratories, Inc.
Post-Effective Amendment No. 1 to Form S-1 on Form S-3
(File No. 333-166850)

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Unigene Laboratories, Inc., a Delaware corporation (the “Company”), hereby respectfully requests acceleration of the effective date of Post-Effective Amendment No. 1 to its Registration Statement on Form S-1 on Form S-3 (File No. 333-166850) so that such Registration Statement may be declared effective at 3:00 p.m. (Eastern Standard Time) on April 21, 2011 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by telephone calls to Ella DeTrizio of Dechert LLP at (609) 955-3211 and Gregory Mayes, General Counsel of the Company, at (973) 265-1102 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Unigene Laboratories, Inc.

By:           /s/ Ashleigh Palmer
Name:      Ashleigh Palmer
Title:        President and Chief Executive Officer